Exhibit 99.1

Press Release

Inmagene and HUTCHMED Announce First Participant in Global Phase I Trial of IMG-004

San Diego, Shanghai and Hong Kong — Tuesday, August 9, 2022: Inmagene Biopharmaceuticals ("Inmagene") and HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM:HCM; HKEX:13) announce today that the first participant, based in the United States, was dosed in a global Phase I trial of IMG-004, a non-covalent, reversible, third-generation Bruton Tyrosine Kinase (“BTK”) inhibitor. Inmagene is developing the drug candidate to potentially treat immunological diseases.

The Phase I study is a double-blind, randomized, placebo-controlled, single and multiple dose escalation study in healthy subjects. The study aims to explore IMG-004’s safety, tolerability, pharmacokinetics, and pharmacodynamics in healthy subjects. Additional details can be found at clinicaltrials.gov, using identifier NCT05349097.

“IMG-004 is the second novel drug candidate under the collaboration with HUTCHMED which Inmagene has successfully advanced into clinical studies this year,” said Dr Jonathan Wang, Inmagene’s Chairman and Chief Executive Officer. “Inmagene also expects to submit another investigational new drug (“IND”) application for a third novel drug candidate in 2022. Such results have demonstrated the Inmagene team’s innovative and execution capabilities.”

Dr Jean-Louis Saillot, Chief Development Officer of Inmagene, said, "IMG-004 was designed specifically for inflammatory and autoimmune diseases, and in preclinical models, it has shown improved activity, selectivity, and pharmacokinetic profile. We welcome the start of the IMG-004 clinical program with the hope of developing an innovative, safe and effective treatment option for patients with immunological diseases."

About IMG-004

IMG-004 is a non-covalent, reversible small molecule inhibitor targeting BTK. Designed specifically for inflammatory and autoimmune diseases that usually require long-term treatment, IMG-004 is potent, highly selective and brain permeable. It was originally discovered by HUTCHMED, with Inmagene assuming development responsibility at the candidate stage. Inmagene has an exclusive option to in-license IMG-004’s global rights for the treatment of immunological diseases.

About BTK

BTK is a non-receptor tyrosine kinase in the Tec family of protein tyrosine kinases. It is involved in innate and adaptive immune responses related to certain immune-mediated diseases. Given the central role of BTK in immunity pathways, BTK inhibitors may offer a potential therapeutic approach for the treatment of a wide range of inflammatory and autoimmune diseases.

About Inmagene

Inmagene is a global clinical-stage biotechnology company focused on developing novel therapeutics for immunology-related diseases. The company is building a robust pipeline of nearly twenty drug development programs.

Inmagene’s most advanced drug candidate is IMG-020 (izokibep), which has successfully met the endpoints in global phase II studies for both psoriasis and psoriatic arthritis (“PsA”). It has received the IND approval from the Center for Drug Evaluation (CDE) of the China National Medical Products Administration (NMPA) for phase III studies in plaque psoriasis. Inmagene is working with its partners to conduct global phase II studies for multiple autoimmune diseases, including PsA, ankylosing spondylitis (AS) and uveitis. In addition, IMG-004 and IMG-007, both of which with options on global rights, are in global phase I studies.

Believing in "Borderless Innovation", the Inmagene team strives to integrate efficient resources worldwide to develop novel therapeutics for global patients. Based on its proprietary QuadraTek™ drug discovery platform, Inmagene is operating 12 "Smart Innovation" programs to create and develop drug candidates with global rights. Inmagene also in-licenses drug candidates and, together with its partners, carries out global development activities, including global multi-center clinical trials. Inmagene has formed strategic partnerships with multiple partners, such as HUTCHMED and Affibody AB, to develop highly innovative drug candidates. For more information, please visit: www.inmagenebio.com.

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM; HKEX: 13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has more than 4,900 personnel across all its companies, at the center of which is a team of about 1,800 in oncology/immunology. Since inception it has advanced 13 cancer drug candidates from in-house discovery into clinical studies around the world, with its first three oncology drugs now approved and marketed in China. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Inmagene’s and/or HUTCHMED’s current expectations regarding future events, including expectations regarding the therapeutic potential of IMG-004 for the treatment of patients with immunological diseases, the further clinical development of IMG-004, expectations as to whether clinical studies of IMG-004 would meet their primary or secondary endpoints, and expectations as to the timing of the completion and the release of results from such studies. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding enrollment rates and the timing and availability of subjects meeting a study’s inclusion and exclusion criteria; changes to clinical protocols or regulatory requirements; unexpected adverse events or safety issues; the ability of IMG-004 to meet the primary or secondary endpoint of a study, to obtain regulatory approval in different jurisdictions and to gain commercial acceptance after obtaining regulatory approval; the potential market of IMG-004 for a targeted indication; the sufficiency of funding; and the impact of the COVID-19 pandemic on general economic, regulatory and political conditions. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of various risks applicable to HUTCHMED, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, on AIM and with The Stock Exchange of Hong Kong Limited. Neither Inmagene nor HUTCHMED undertakes to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

INMAGENE CONTACTS

Investor Enquiries
Aaron Liu	aaronliu@inmagenebio.com

Media Enquiries
Sinara Zhang	zhangy@inmagenebio.com

HUTCHMED CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Asia – Zhou Yi, Brunswick	+852 9783 6894 (Mobile) HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley, Panmure Gordon (UK) Limited	+44 (20) 7886 2500